# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Clear Channel Outdoor Holdings, Inc, CIK 0001334978
CUSIP: 18453H106
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 4830 North Loop 1604W, Suite 111, San Antonio, Texas (TX), 78249
Date of event which requires filing of this statement: 02/09/2026
Filed by CIK 0001045060
Persons authorized to receive notices and communications: Arturo R. Moreno, c/o Moreno Companies, LLC, 4455 E. Camelback Road, Suite C140, Phoenix, Arizona (AZ), 85018, (602) 667-9500

## Reporting persons
- Arturo R. Moreno (CIK 0001045060): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 67,612,859; shared voting power 0; sole dispositive power 67,612,859; shared dispositive power 0; aggregate amount beneficially owned 67,612,859 (13.6% of the class)
  Comment: The percent reported in row 13 is based on 498,488,033 shares of Common Stock outstanding as of February 5, 2026, as represented in the Merger Agreement filed as an exhibit to the Issuer's Current Report on Form 8-K filed with the SEC on February 9, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Clear Channel Outdoor Holdings, Inc
Address of issuer's principal executive offices: 4830 North Loop 1604W, Suite 111, San Antonio, Texas (TX), 78249
Comment:
EXPLANATORY NOTE

This Amendment No. 6 ("Amendment No. 6") to Schedule 13D is filed by Mr. Moreno (the "Reporting Person") to amend the Schedule 13D originally filed on behalf of the Reporting Person with the United State Securities and Exchange Commission (the "SEC") on December 5, 2023, as subsequently amended on December 6, 2023, May 20, 2024, November 4, 2024, April 8, 2025 and May 14, 2025 (collectively, the "Original Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

The Reporting Person purchased 4,148,843 shares of Common Stock in open market transactions between May and August 2025 for an aggregate purchase price of $4,392,175.06, including brokerage commissions. Funding of the purchases of the Common Stock was from the Reporting Person's personal funds.

The information set forth in Item 5 of this Amendment No. 6 is incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby supplemented as follows:

On February 9, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Madison Parent Inc., a Delaware corporation ("Parent"), and Madison Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which the Issuer is to be acquired by an investor consortium comprised of affiliates and/or certain investment funds advised by Mubadala Capital ("Mubadala Capital"), in partnership with TWG Global ("TWG" and, together with Mubadala Capital, the "Consortium"). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the "Merger"), with the Issuer surviving as a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, the Consortium will acquire 100% of the Issuer's outstanding common stock, with the Issuer's common shareholders receiving $2.43 per share in cash, as more fully described in the Form 8-K filed by the Issuer with the SEC on February 9, 2026.

Concurrently with the execution of the Merger Agreement, the Reporting Person and certain other parties entered into separate support agreements (each, a "Support Agreement") with Parent. Pursuant to the Support Agreement, the Reporting Person agreed to, among other things, vote or execute consents with respect to all of his shares of Common Stock in favor of the adoption of the Merger Agreement and approval of the Merger and against any alternative acquisition proposal, subject to certain terms and conditions contained therein.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is attached hereto as Exhibit 99.1.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

The information set forth in Item 3 and on the cover pages of this Amendment No. 6 is incorporated by reference in its entirety into this Item 5.
Transactions in the class effected during the past sixty days: During the last sixty (60) days, the Reporting Person has not effected any transactions in the Issuer's Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby supplemented to add the following:

On February 9, 2026, the Reporting Person and Parent entered into the Support Agreement as defined and described in Item 4 above.

Nothing in the Support Agreement is intended to constitute the formation of a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby supplemented to add the following exhibit:

99.1 - Support Agreement

## Signatures
- Arturo R. Moreno: /s/ Arturo R. Moreno, Arturo R. Moreno (02/11/2026)